Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

November 2, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated August 28, 2013 related to Service Corporation International's Form 10-K for the Year Ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended June 30, 2013 filed July 25, 2013, and Response dated August 14, 2013

File No. 001-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) during our telephone conversation in October 2013 regarding our response to comments no. 2 and no. 3 of your letter dated August 28, 2013 with respect to the above referenced filings.

We have filed a separate letter with the Office of the Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”). In accordance with Rule 83, the Company requests confidential treatment of the marked portions below indicated with *** (the “Confidential Information”) of this response letter (this “Response”). Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

For further information regarding the confidential treatment request, please contact our Company at:
Tammy Moore
Vice President and Corporate Controller
1929 Allen Parkway
Houston, TX 77019
Phone    (713) 525-3097
Fax    (713) 525-7581

Confidential treatment has been requested by Service Corporation International pursuant to 17 CFR 200.83.

In accordance with Rule 83, this Letter has also been clearly marked with a legend indicating the confidential treatment request by the Company, and each page is marked for the record with the identifying reference number of confidential information. Pursuant to Rule 83, a copy of a cover letter including a copy of this redacted EDGAR version of our Response is being delivered to the Commission’s FOIA Office.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

1.	What is the amount of the Company's travel protection insurance (TRP) variable margin as a percentage of consolidated gross profit (GP) and pre-tax income (PTI)?

Response:  Please see the below table for calculation of TRP variable margin as a percent of consolidated GP and PTI. We have also included a calculation of the fully-burdened TRP GP and PTI as a percent of each respective consolidated amount as we believe this is a more meaningful representation of the GP and PTI associated with TRP.

Rule 83 confidential treatment request made by Service Corporation International; Request Number 1.

(in thousands)	Nine months ended 9/30/2013	Year ended 12/31/2012

TRP revenue	***	***
TRP direct costs	***	***
Sales commissions	***	***
TRP variable margin	***	***
Allocated indirect costs	***	***
TRP fully-burdened GP	***	***
Allocated G&A	***	***
Allocated other expenses	***	***
TRP fully-burdened PTI	***	***

Consolidated GP	$401,500	$525,227
TRP variable margin percentage	***	***
TRP fully-burdened GP percentage	***	***

Consolidated PTI	$196,037	$245,683
TRP variable margin percentage	***	***
TRP fully-burdened PTI percentage	***	***

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Service Corporation International requests that information contained in Request Number 1 be treated as confidential information and that the Commission provide timely notice to the contact person above before it permits any disclosure of the marked information.

Confidential treatment has been requested by Service Corporation International pursuant to 17 CFR 200.83.

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff. If you have any questions or comments regarding this letter, please contact our outside legal counsel, David Taylor of Locke Lord L.L.P., at (713) 226-1496 or Tammy Moore, our Vice President and Corporate Controller, at (713) 525-3097.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP

Service Corporation International requests that information contained in Request Number 1 be treated as confidential information and that the Commission provide timely notice to the contact person above before it permits any disclosure of the marked information.